Exhibit 99.1

News Release
B2Gold Corp. Announces Further Positive Drilling Results and an Update on Construction from the
Otjikoto Gold Project in Namibia

Vancouver, July 17, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce further positive drilling results from the exploration program at the Otjikoto gold project in Namibia. These positive drill results, as detailed below, indicate the potential to outline additional higher grade resources that could lead to the expansion of production and an increased mine life at the Otjikoto gold project. The project, currently in construction, is on schedule and on budget to commence production in the fourth quarter of 2014.

Exploration Drill Results

An additional 60 diamond drill holes have been drilled on the Otjikoto project since the last update (see news release dated April 10, 2013) bringing the year to date drill holes completed to 107 for a total of 22,194 metres.  The majority of the new holes were drilled on the Wolfshag zone discovery, situated immediately to the east and northeast of the planned open pit on the main Otjikoto deposit. Recent drilling on the Wolfshag zone has concentrated on infill drilling of the northern portion of the zone, from 7800N to 8800N, with 100 metres spaced sections and 25 metres hole spacing on section.

Significant new results from the Wolfshag drilling include, from north to south:

•	WH13-073 with 18.85 metres at 5.84 grams per tonne (g/t) gold, including 13.75 metres at 7.00 g/t gold;

•	WH13-083 with 24.60 metres at 5.35 g/t gold, including 8.80 metres at 11.26 g/t gold;

•	WH13-095 with 13.55 metres at 6.83 g/t gold, including 5.30 metres at 16.74 g/t gold;

•	WH13-078 with 18.65 metres at 7.11 g/t gold, including 5.60 metres at 15.51 g/t gold;

•	OT13-355 with 13.65 metres at 6.13 g/t gold, including 4.85 metres at 13.61 g/t gold; and 6.35 metres at 7.10 g/t gold;

•	OT13-362 with 15.00 metres at 6.64 g/t gold, including 3.90 metres at 10.83 g/t gold;

•	OT13-361 with 23.80 metres at 3.15 g/t gold and 20.75 metres at 3.18 g/t gold, including 6.20 metres at 9.00 g/t gold, and 9.00 metres at 2.66 g/t gold, including 3.00 metres at 6.83 g/t gold;

•	OT13-365 with 11.40 metres at 3.92 g/t gold, including 5.10 metres at 7.34 g/t gold;

•	OT13-366B with 5.40 metres at 5.60 g/t gold and 11.00 metres at 6.04 g/t gold, including 4.20 metres at 12.19 g/t gold.

 (A table of selected results is at the end of this release)

The current phase of infill drilling will upgrade the Wolfshag zone to an inferred resource and will be completed in the next two weeks. The initial inferred resource estimate for the zone is expected by year end.  The Otjikoto exploration budget for 2013 is $8.0 million.  More drill results will be released as they are available. The Wolfshag zone has been defined over 1,600 metres and the mineralized system remains open down plunge to the south and extends up to the base of the calcrete, at about 10 to 15 metres below surface, to the north.

It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

Project Information

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 90% by B2Gold and 10% by EVI Gold (Pty) Ltd (“EVI Gold”), a Namibian empowerment group. The Otjikoto deposit has probable open pit mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.34 million ounces of gold (based on the Company’s feasibility study released January 10, 2013).

The life of the open pit mine, based on the probable reserves, is estimated to be 12 years, with annual forecast gold production of approximately 141,000 ounces gold per year for the first five years at an average operating cash cost of $524 per ounce of gold and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

Development Update

Construction of the Otjikoto Gold Mine is ongoing, on schedule and on budget. Construction commenced January 2013 and will continue into the fourth quarter of 2014.  It is anticipated that gold will be produced during the fourth quarter of 2014 with a ramp up to full production in early 2015.

The necessary bush clearing has been completed and all necessary internal roads have been roughed in. All mining equipment for the initial stages of mine development has arrived at site and mining has commenced.  Development of Pushback 1 has been on-going since the beginning of June and the equipment workshop is almost complete.  Work at the mill is focusing on development of the necessary infrastructure needed to complete the mill erection and stockpiling of the necessary sand and aggregate for concrete and engineered fill material.  This includes erection of the construction shop and office complex.    More than 95% of the topsoil has been removed from the tailings basin and liner installation will commence in the third quarter of 2013.  The mancamp (capable of housing up to 600 persons) is nearing completion and is expected to be commissioned in July, 2013.  Currently, B2Gold Namibia employs more than 150 persons and expects to increase to more than 600 persons in the third quarter (based on the Company’s feasibility study released January 10, 2013).

Update on the Otjikoto Joint Venture Structure

The Company has completed a transaction with its partner EVI Gold on the Otjikoto project in Namibia in which, among other things, EVI Gold exercised its right to increase its ownership interest in the Otjikoto project from 8% to 10% for consideration of US$5 million. In addition, as partial consideration for the issuance to EVI Gold of common shares of the Company, EVI Gold has transferred its rights to acquire an additional 5% interest in the Otjikoto project to the Company.  Accordingly, the Company and EVI Gold now hold a 90% and 10% interest, respectively, in the Otjikoto project.

Wolfshag Zone Geology

The Wolfshag zone consists of a series of en-echelon stacked, shallow easterly dipping and south-southeast plunging mineralized shoots hosted within albitite + calcite + clay altered metasediments and marble lenses. The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles, the West and East marbles, within a thrust ramp complex. Mineralization consists of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones.  Visible gold is common in the southern portion of the Wolfshag zone, but less abundant than in the Otjikoto deposit mineralization.  The main, upper, WA shoot at Wolfshag ranges in thickness from 5 to 35 metres and width from 50 to 100 metres. The lower zones are not as well defined as the WA shoot.  Wolfshag mineralization is situated below the OTB and footwall marble marker horizons and the main Otjikoto deposit ore shoots.

Results to date for the Wolfshag zone confirm the continuity of the various stacked mineralized shoots within the zone with the most consistent high gold grades occurring within the central portion of the WA shoot.   Furthermore, infill drilling confirms the continuation of higher gold grades originally intersected at deeper levels of the zone, e.g. OTG10D with 20.0 metres at 7.55 g/t gold (see news release dated December 11, 2012), to shallower depths.  For example hole WH13-073 intersected 18.85 metres at 5.84 g/t gold starting at 74.0 metres downhole and hole WH13-083 intersected 24.60 metres at 5.35 g/t gold, including 8.80 metres at 11.26 g/t gold, starting at 106.90 metres downhole.  Hole OT13-366B, drilled on section 7200N between deepened holes OT219D and OT228D (see news release date April 10, 2013), also confirms the extension of higher grade shoots to depth with 11.00 metres at 6.04 g/t gold intersected starting at 489 metres downhole.

A summary of selected recent Wolfshag zone results is tabulated below:

Hole ID	Section (N)	Station (E)		From (metres)	To (metres)	Length* (metres)	Au g/t	Au g/t Individual assays cut to 45 g/t Au
WH13-070	8700	4875		69.00	74.50	5.50	5.55	5.55
WH13-070	8700	4875	incl	71.40	74.50	3.10	9.38	9.38
WH13-089	8600	4878		95.20	104.10	8.90	1.89	1.89
WH13-090	8600	4906		107.20	114.75	7.55	1.97	1.97
WH13-090	8600	4906	and	138.30	150.45	12.15	1.59	1.59
WH13-090	8600	4906	incl	138.30	139.75	1.45	6.82	6.82
WH13-073	8500	4825		74.00	92.85	18.85	5.84	5.84

Hole ID	Section (N)	Station (E)		From (metres)	To (metres)	Length* (metres)	Au g/t	Au g/t Individual assays cut to 45 g/t Au
WH13-074	8500	4875		87.70	92.00	4.30	3.41	3.41
WH13-074	8500	4875	and	117.00	129.00	12.00	2.92	2.92
WH13-074	8500	4875	incl	121.10	128.00	6.90	4.29	4.29
WH13-074	8500	4875	and	171.00	175.00	4.00	1.64	1.64
WH13-075	8500	4925	and	143.65	146.10	2.45	2.37	2.37
WH13-083	8400	4895		106.90	131.50	24.60	5.35	5.35
WH13-083	8400	4895	incl	113.00	121.80	8.80	11.26	11.26
WH13-082	8400	4925		112.60	137.30	24.70	3.60	3.60
WH13-082	8400	4925	incl	120.30	130.00	9.70	6.92	6.92
WH13-082	8400	4925	and	142.25	148.40	6.15	0.84	0.84
WH13-082	8400	4925	and	177.50	181.40	3.90	2.23	2.23
WH13-087	8400	4955	and	167.45	175.20	7.75	5.45	5.45
WH13-091	8400	4983		173.00	186.45	13.45	3.64	3.64
WH13-091	8400	4983	incl	179.15	184.15	5.00	7.71	7.71
WH13-095	8200	5006	and	183.45	197.00	13.55	6.83	4.47
WH13-095	8200	5006	incl	191.10	196.40	5.30	16.74	10.70
WH13-078	8100	4975		202.00	220.65	18.65	7.11	6.66
WH13-078	8100	4975	incl	207.00	212.60	5.60	15.51	14.03
WH13-078	8100	4975	incl	216.35	219.70	3.35	11.36	11.36
WH13-078	8100	4975	and	247.20	251.15	3.95	3.97	3.97
WH13-079	8100	5025		207.40	211.20	3.80	1.35	1.35
WH13-079	8100	5025	and	251.90	255.40	3.50	3.00	3.00
WH13-079	8100	5025	and	292.10	298.20	6.10	2.57	2.57
OT13-348	7900	5000		262.80	269.00	6.20	1.15	1.15
OT13-355	7900	5050		255.00	268.65	13.65	6.13	6.13
OT13-355	7900	5050	incl	263.80	268.65	4.85	13.61	13.61
OT13-355	7900	5050	and	275.65	282.00	6.35	7.10	6.41
OT13-355	7900	5050	and	302.30	303.00	0.70	5.32	5.32
OT13-355	7900	5050	and	311.00	319.40	8.40	2.95	2.95
OT13-362	7900	5100		330.00	331.20	1.20	8.17	8.17
OT13-362	7900	5100	and	354.00	369.00	15.00	6.64	5.38
OT13-362	7900	5100	incl	358.00	361.90	3.90	10.83	10.83
OT13-364	7800	5025		292.80	305.25	12.45	1.74	1.74
OT13-361	7800	5075		295.20	319.00	23.80	3.15	3.15
OT13-361	7800	5075	incl	299.50	311.10	11.60	4.57	4.57
OT13-361	7800	5075	and	325.65	346.40	20.75	3.18	3.18
OT13-361	7800	5075	incl	340.20	346.40	6.20	9.00	9.00
OT13-361	7800	5075	and	400.00	409.00	9.00	2.66	2.66
OT13-361	7800	5075	incl	402.20	405.20	3.00	6.83	6.83
OT13-363	7800	5100		304.00	322.80	18.80	1.36	1.36

Hole ID	Section (N)	Station (E)		From (metres)	To (metres)	Length* (metres)	Au g/t	Au g/t Individual assays cut to 45 g/t Au
OT13-363	7800	5100	and	347.40	355.30	7.90	2.38	2.38
OT13-363	7800	5100	and	374.45	380.80	6.35	3.17	3.17
OT13-363	7800	5100	and	394.00	395.90	1.90	7.35	7.35
OT13-365	7800	5125		386.70	398.10	11.40	3.92	3.92
OT13-365	7800	5125	incl	392.20	397.30	5.10	7.34	7.34
OT190	7400	5225		462.20	479.80	17.60	1.31	1.31
OT13-366B	7200	5275	and	463.00	468.40	5.40	5.60	5.60
OT13-366B	7200	5275	and	489.00	500.00	11.00	6.04	6.04
OT13-366B	7200	5275	incl	490.00	494.20	4.20	12.19	12.19
*The geometry of the lower, eastern shoots is not fully understood at this time. True widths are believed to be 85-90% of intersected widths.

About B2Gold Corp

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

B2Gold is projecting gold production in 2013 of 360,000 – 380,000 ounces and approximately 400,000 ounces in 2014 from La Libertad, Limon and Masbate Mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from La Libertad Mine, the Company is projecting 2015 gold production of approximately 540,000 ounces, based on current assumptions. Finally, with the potential development of the Gramalote project (B2Gold 49% / AngloGold Ashanti Limited 51%) in Colombia, annual gold production could increase to approximately 750,000 ounces in the future.

B2Gold’s corporate objective is to optimize production at existing mines and build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver where samples are analysed by metallic screen fire assay and/or fire assay with atomic absorption finish and/or gravimetric finish using one assay tonne. Samples are prepared at ALS Minerals in Swakopmund, Namibia. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding the anticipated developments on the company’s properties, including the timing, cost and successful completion of drilling, construction and commencement of production, projected future gold production rates, life of mine, the potential for expansion of resources and reserves and life of mine, and other economic projections.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”.  U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves”.  Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s Industry Guide 7 does not recognize them or permit U.S. companies to disclose them in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.  In addition, this press release uses the term “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.